ASSET PURCHASE AGREEMENT

BY AND BETWEEN

LIBERTY CAPITAL ASSET MANAGEMENT, INC.
as Buyer,

LAS VEGAS RAILWAY EXPRESS
as Seller,

DATED AS OF November 23, 2009

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "**Agreement**") is entered into as of November 23, 2009, by and between Liberty Capital Asset Management, Inc., a Delaware Corporation (the "**Buyer**") and Las Vegas Railway Express, a Nevada Corporation (the "**Seller**"). The Buyer and the Seller are sometimes referred to as (the "**Parties**").

WHEREAS, the Seller is a business development company presently working to construct a conventional rail passenger service between Las Vegas, Nevada and Los Angeles, California. (Exhibit A);

WHEREAS, the Buyer is an asset management company presently managing and servicing mortgage loans in various states in the United States (the "**Business**");

WHEREAS, the Seller desires to sell the Purchased Assets to the Buyer, and the Buyer desires to purchase the Purchased Assets, all on and subject to the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1   **Defined Terms**. In this Agreement, the following terms shall have the following respective meanings:

"**Accounts Receivable**" has the meaning set forth in the definition of "Purchased Assets" herein.

"**Affiliate**" means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such first Person. For purposes of this definition, "control" shall mean the possession, directly or indirectly, of the power to (i) vote five percent (5%) or more of the capital stock or other equity interest having ordinary voting power for the election of directors or managers of such Person, or (ii) direct or cause the direction of management and policies of a business, whether through the ownership of voting securities, by contract or otherwise and either alone or in conjunction with others or any group.

"**Agreement**" has the meaning set forth in the preamble to this Agreement.

"**Assignment and Assumption Agreement**" has the meaning set forth in Section 7.1.

"**Assumed Contract**" has the meaning set forth in the definition of "Purchased Assets" herein.

"**Assumed Liabilities**" means the following Liabilities and obligations, without duplication:

(a)   All undischarged Liabilities of the Seller which relate to the conduct of the Business prior to the Closing Date and (i) are reflected on the Closing Balance Sheet (including the notes thereto) to the extent such Liabilities (A) are properly recorded thereon in accordance with GAAP and on a basis consistent with the Seller's past practice and (B) are of the same type and nature as those Liabilities of the Seller set forth on the Latest Balance Sheet of the Seller included in the Financial Statements or (ii) have been incurred in the Ordinary Course without violation of this Agreement; and

(b)   All obligations of the Seller under the Assumed Contracts, Leased Real Property and Licenses if any to the extent included in the definition of Purchased Assets arising and to be performed on or after the Closing Date; provided, that, notwithstanding any provision of this Agreement to the contrary, Assumed Liabilities shall not include any Excluded Liability. In the event of any claim against the Buyer with respect to any of the Assumed Liabilities hereunder, the Buyer shall have, and the Seller hereby assigns to the Buyer, any defense, counterclaim, or right of setoff which would have been available to the Seller if such claim had been asserted against such Seller.

"**Basket Amount**" has the meaning set forth in Section 10.5.

"**Benefit Plan**" means any "employee benefit plan" (as such term is defined in ERISA § 3(3)) and any other employee benefit plan, program or arrangement of any kind.

"**Bill of Sale**" has the meaning set forth in Section 7.1.

"**Business**" has the meaning set forth in the recitals.

"**Business Day**" means a day, other than a Saturday or Sunday, on which commercial banks in Las Vegas, Nevada are open for the general transaction of business.

"**Buyer**" has the meaning set forth in the preamble to this Agreement.

"**Buyer Indemnified Persons**" has the meaning set forth in Section 10.2.

"**Certifications**" has the meaning set forth in the definition of "Purchased Assets" herein.

"**Closing**" has the meaning set forth in Section 3.1.

"**Closing Balance Sheet**" means the balance sheet of the Seller as of the Closing Date, which shall be prepared in accordance with GAAP and on a basis consistent with that applied by the Seller in the preparation of the Latest Balance Sheet.

"**Closing Date**" has the meaning set forth in Section 3.1.

"**Closing Transactions**" has the meaning set forth in Section 3.2.

"**Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Consent**" means any consent, order, approval, authorization or other action of, or any filing with or notice to or other action with respect to, any Governmental Entity or any other Person which is (a) required or necessary for any of (i) the execution, delivery or performance of this Agreement or any other Transaction Document, (ii) the consummation of any Closing Transaction or other transaction contemplated hereby or thereby or (iii) the conduct of the Business by the Buyer after Closing in the same manner as presently conducted by the Seller or the holding or use of any Purchased Asset thereafter, whether such requirement or necessity arises pursuant to any Legal Requirement, Contract, Lease, License, or Certification (including any of the foregoing which is required in order to prevent a breach of or a default under or a termination or modification of any Contract) and (b) set forth on the attached Schedule 2.

"**Contract**" means any oral or written agreement, instrument, document, lease, employee benefit or welfare plan or other business or commercial arrangement (in each case, including any extension, renewal, amendment or other modification thereof) to which the Seller is a party or by which it is bound or to which it or any Purchased Asset is subject or which pertains to the Business.

"**Custodial Account**" means all funds held or directly controlled by the Seller.

"**Damages**" has the meaning set forth in Section 10.2.

"**Excluded Assets**" means all of the Seller's rights in, to and under the following, in each case to the extent existing as of the Closing Date:

        (a)   The Non-Assumed Contracts;

        (b)   All rights of the Seller pursuant to the Transaction Documents;

        (c)   Tax returns and other Tax records including payroll, unemployment, real estate, and other records relating to Tax.

"**Excluded Liabilities**" means all Liabilities and obligations, without duplication:

        (a)   arising with respect to any Benefit Plan which is a tax-qualified "defined contribution plan" (as that term is defined in Section 3(34) of ERISA), whether or not terminated, or any other Benefit Plan or material fringe benefit plans (unless the Buyer expressly assumes any such plan);

        (b)   any Liabilities (whether asserted before or after the Closing Date) for any breach of a representation, warranty or covenant, or for any claim for indemnification, contained in any Assumed Contract, Lease or License agreed to be performed pursuant to this Agreement by the Buyer, to the extent that such breach or claim arises out of or by virtue of the Seller's performance or nonperformance thereunder prior to the Closing Date, it being understood that, as between the Parties hereto, this subsection shall apply notwithstanding any provision which may be contained in any form of consent to the assignment of any such Assumed Contract, Lease or License if any which by its terms, imposes such Liabilities upon the Buyer and which assignment is accepted by the Buyer notwithstanding the presence of such a provision, and that the Seller's failure to discharge any such Liability shall entitle the Buyer to indemnification in accordance with the provisions of Article X hereof;

(c)   any Liabilities of the Seller arising out of infringement of the Proprietary Rights of any Person;

(d)   any Liabilities not disclosed on the Closing Balance Sheet including the notes thereto;

(e)   Liabilities arising out of violations occurring prior to the Closing Date of any Legal Requirement;

(f)   any Liability in respect of any claim, action, litigation, suit, proceeding, hearing or investigation of the Seller or related to the Business or any Purchased Asset arising prior to the Closing Date (whether asserted or commenced before or after the Closing Date);

(g)   any Liabilities relating to the Excluded Assets;

(h)   any Liability for or on account of any Tax with respect to periods prior to the Closing Date, to the extent not recorded on the Closing Date Balance Sheet;

(i)   without limitation by the specific enumeration of the foregoing, any other obligation or Liability not expressly included in the definition of Assumed Liabilities.

"**Filings**" has the meaning set forth in Section 4.20(b).

"**Financial Statements**" has the meaning set forth in Section 4.5.

"**GAAP**" means United States generally accepted accounting principles, as in effect on the date of the subject financial statement.

"**Governmental Entity**" means any government, agency, governmental department, commission, board, bureau, court, arbitration panel or instrumentality of the United States of America or any state or other political subdivision thereof (whether now or hereafter constituted and/or existing) and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**Indebtedness**" means, without duplication, (i) any indebtedness (including interest, fees and prepayment premiums or penalties thereon) for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the Ordinary Course which are not more than six months past due), (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness guaranteed in any manner by a Person (including guarantees in the form of an agreement to repurchase or reimburse), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any indebtedness secured by a Lien on a Person's assets, and (viii) any unsatisfied obligation for "withdrawal liability" to a "multi employer plan" as such terms are defined under ERISA.

"**Indemnified Party**" has the meaning set forth in Section 10.4(a).

"**Initial Purchase Price**" has the meaning set forth in Section 2.2.

"**Insider**" means any member, officer or manager (or similar official) of the Seller, any Affiliate or natural or adoptive member of the immediate family of any of the foregoing Persons, or any Person in which any of the foregoing Persons directly or indirectly owns any material beneficial interest. The "immediate family" of any individual means such individual's (and such individual's present or former spouse's) grandparents, parents, spouse, siblings, children and grandchildren.

"**Investigating Parties**" has the meaning set forth in Section 6.3.

"**Latest Balance Sheet**" has the meaning set forth in Section 4.5.

"**Leases**" means if any all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Seller holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Seller thereunder.

"**Legal Requirement**" means all federal, state and local laws, statutes, codes, rules, regulations, ordinances, judgments, orders, decrees and the like of any Governmental Entity, including common law.

"**Liability**" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

"**Licenses**" has the meaning set forth in the definition of "Purchased Assets" herein.

"**Material Adverse Effect**" means a material adverse effect on the Business, the Purchased Assets or the business, operations, financial condition or results of operations of the Seller, taken as a whole, or on the ability of the Seller to perform its material obligations under this Agreement or any other Transaction Document.

"**Material Breach**" has the meaning set forth in Section 8.1(c).

"**Non-Assumed Contracts**" means all Contracts described on Schedule 1.

"**Non-Competition Period**" has the meaning set forth in Section 9.4(a).

"**Notice**" has the meaning set forth in <u>Section 11.2</u>

"**Ordinary Course**" means, with respect to any Person, in the ordinary course of that Person's business consistent with past practice, including as to the quantity, quality and frequency.

"**Parties**" has the meaning set forth in the preamble to this Agreement.

"**Permitted Liens**" means:

        (a)   Liens on Purchased Assets arising by operation of law and securing the payment of Taxes which are not yet due and payable;

        (b)   the lessors' and sublessors' rights under the Leases and leases of personal property by the Seller as lessee which are part of the Purchased Assets; and

        (c)   mechanics', carriers', workers', repairers', and similar non-consensual Liens arising by operation of law and relating to obligations which are incurred in the Ordinary Course and which secure only Assumed Liabilities which are not yet due and payable on the Closing Date.

"**Person**" means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any Governmental Entity or any similar entity.

"**Pre-Closing Returns**" has the meaning set forth in <u>Section 4.8</u>.

"**Principals**" has the meaning set forth in the preamble to this Agreement.

"**Proprietary Rights**" means all of the following items owned by, issued to or licensed to, the Seller, along with all income, royalties, damages and payments due or payable at the Closing or thereafter, including damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world: patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, division, revision, extension or reexamination thereof; trademarks, service marks, trade dress, logos, trade names and corporate names together with all goodwill associated therewith, copyrights registered or unregistered and copyrightable works; mask works; and all registrations, applications and renewals for any of the foregoing; trade secrets and confidential information (including ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); computer software and software systems (including data, databases and related documentation); other proprietary rights; licenses or other agreements to or from third parties regarding the foregoing; and all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case set forth on <u>Schedule 5</u>.

"**Purchase Price**" has the meaning set forth in Section 2.2.

"**Purchase Price Allocation**" has the meaning set forth in Section 2.4.

"**Purchased Assets**" means all of the Seller's rights, title and interest in, to and under all assets, rights and properties of the Seller (whether real, personal or mixed, tangible and intangible, and of every kind, character and description), which are used, or held for use, in the Business (other than the Excluded Assets), including, but not limited to, the Seller's rights in, to and under the following, in each case to the extent existing as of the Closing Date:

(a) The Seller's inventory, other than Excluded Assets.

(b) All equipment, vehicles, furniture, fixtures, machines, office materials and supplies, spare parts and other tangible personal property of every kind and description owned, leased or subleased as of the date of this Agreement by the Seller and used, or held for use, in the conduct of the Business, but excluding all such property consumed, retired or disposed of by the Seller as permitted by this Agreement;

(c) All real property and all improvements thereon (the "**Real Property**"), whether owned or Leased Real Property by the Seller and used, or held for use, in the Business;

(d) All Contracts (other than the Non-Assumed Contracts) relating to the Business to which the Seller or one or more of its Affiliates is a party on the date of this Agreement as described on Schedule 4 hereof, and such other Contracts as are entered into prior to the Closing as permitted under this Agreement (collectively, the "**Assumed Contracts**");

(e) All trademarks, service marks, trade names, slogans, logotypes and other Proprietary Rights, and all goodwill associated with the foregoing, used, or held for use, in connection with the Business, existing on the date of this Agreement or acquired by the Seller between the date of this Agreement and the Closing Date, in each case to the extent existing on the Closing Date;

(f) All licenses, permits, franchises, certificates, and other authorizations issued by any Governmental Entity issued to or held by the Seller with respect to the Business, including all applications therefor and all renewals, extensions, or modifications thereof and additions thereto (collectively, the "**Licenses**");

(g) All files and other records of the Seller which relate to the Business, including all related books, records, accounts, canceled checks, payment records, and all other similar books and records of the Seller relating to the Business (the "**Transferred Records**");

(h) All of the Seller's goodwill in, and going concern value of, the Business or otherwise associated with any other Asset;

(i) All prepaid expenses, excluding Taxes, relating to the Business;

(j) All accounts and notes receivable relating to the Business or the other Purchased Assets (the "**Accounts Receivable**");

(k)   All transferable telephone exchange numbers, the right to receive and retain mail and other communications and collections, including the right to retain mail and communications from distributors, agents and all others, and any websites in each case relating to the Business;

(l)   All motor vehicles if any owned or leased by the Seller and used or held for use in the conduct of the Business;

(m)   All security deposits deposited by or on behalf of the Seller as lessee or sublessee, under the Leases or any leases or subleases of personal property;

(n)   Those assets, properties and rights of the Seller reflected on the Financial Statements or otherwise referred to in this Agreement or any Schedule hereto, subject to changes in the Ordinary Course through the Closing Date;

(o)   All rights of the Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with products if any sold to or services provided to the Seller for the Business, or affecting the property, machinery or equipment used in the conduct of the Business;

(p)   All claims, deposits, prepayments, warranties, guaranties, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature, other than those relating to Taxes or primarily to any Excluded Liability;

(q)   All lists and records pertaining to customers, suppliers, distributors, personnel and agents (past or current) and all other files, documents, correspondence, drawings and specifications, computer programs and business records of every kind and nature, in each case whether evidenced in writing, electronically (including by computer) or otherwise;

(r)   All certifications, ratings, listings and similar rights or benefits obtained from any customer, product certification organization or Governmental Entity (**"Certifications"**);

(s)   The Seller's rights to coverage under any liability insurance policy of the Seller with respect to any occurrence or action relating to the Purchased Assets prior to the Closing, including the Seller's rights to receive proceeds thereunder to the extent relating to the Purchased Assets; and

(t)   All other property owned by the Seller, or as to which the Seller has any right (irrespective of title), and used by the Seller in the Business on the Closing Date, other than the Excluded Assets.

"Real Property" has the meaning set forth in the definition of "Purchased Assets" herein.

"Receivable" means (a) a right to payment which is secured by a Lien on or other interest in real or personal property, (b) any debt or equity security (including a participation certificate) that represents an interest in (or represents an ownership interest in, or a debt obligation of, a

Person which owns, directly or indirectly) a pool of instruments described in clause (a) above, or (c) an interest in servicing or other rights, relating to clause (a) or (b) above.

"**Relevant Group**" means any affiliated, combined, consolidated, unitary or other group for Tax purposes of which the Seller is or was a member.

"**Seller**" has the meaning set forth in the preamble to this Agreement.

"**Seller Indemnified Persons**" has the meaning set forth in Section 10.3.

"**Seller Subsidiaries**" means any and all related business which is operated by the Seller

"**Tax**" (and, with correlative meaning, "**Taxes,**" "**Taxable**" and "**Taxing**") means (i) any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, environmental (including under Section 59A of the Code), customs, duty, real property, real property gains, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding or other tax assessment, fees, levy or other governmental charge of any kind whatever, whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (ii) any liability for or in respect of the payment of any amount of a type described in clause (i) of this definition arising as a result of being or having been a member of any Relevant Group and (iii) any liability for or in respect of the payment of any amount of a type described in clauses (i) or (ii) of this definition as a transferee or successor or by contract.

"**Tax Return**" means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes or the administration of any Legal Requirement relating to any Taxes.

"**Taxing Authority**" means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any non-United States jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

"**Termination Date**" has the meaning set forth in Section 8.1(c).

"**Third Party Claim**" has the meaning set forth in Section 10.4(b).

"**Transaction Documents**" means this Agreement, the Assignment and Assumption Agreement and the Bill of Sale.

"**Transfer Taxes**" means sales, use, transfer, real property transfer, filing, recording, stock transfer, stamp, stamp duty reserve, value added, documentary and other similar Taxes.

"**Transferred Employee**" has the meaning set forth in Section 9.7.

"**Transferred Records**" has the meaning set forth in the definition of "Purchased Assets" herein.

"**Treasury regulations**" means the regulations promulgated or proposed by the United States Treasury Department under the Code.

1.2   **Interpretation**. As used in this Agreement, the terms "knowledge" or "aware" will include the actual knowledge and awareness of the Person in question, and the knowledge and awareness that such Person would have obtained after making reasonable inquiry and exercising reasonable diligence with respect to the matter in question.

ARTICLE II
PURCHASE AND SALE OF PURCHASED ASSETS

2.1   **Sale of Assets and Assumption of Liabilities**.

(a)   At the Closing, and on the terms and subject to the conditions in this Agreement, the Seller shall sell, assign, transfer, deliver, and convey to the Buyer and/or its nominees, and the Buyer and/or its nominees subject to shareholder approval shall purchase and accept from the Seller, all of the Seller's right, title and interest in and to the Purchased Assets, as they exist on the Closing Date, in each case free and clear of any Lien (other than Permitted Liens) and restrictions on transfer.

(b)   At the Closing, and on the terms and subject to the conditions in this Agreement, the Seller shall assign to the Buyer and the Buyer and/or its nominees shall assume and agree to pay, perform, fulfill, and discharge, as or when due from and after the Closing, the Assumed Liabilities, as they exist on the Closing Date. The Buyer will not assume or have any responsibility with respect to any Liability not expressly included in the definition of Assumed Liabilities.

2.2   **Consideration**. The consideration for the Purchased Assets (the "**Purchase Price**") shall consist of (i) Twenty million (20,000,000) shares in Buyer's common stock. In accordance with Section 3.2, at the Closing, the Buyer shall deliver said shares to the Seller at closing and certain amounts thereafter.

2.3   **Closing Balance Sheet**. As promptly as practical, but in no event later than seven (7) business days after the Closing Date, the Buyer shall prepare and deliver the Closing Balance Sheet to the Seller.

2.4   **Allocation of Purchase Price**.   At the closing Buyer shall deliver four million (4,000,000) shares of its common stock to Seller. Said shares shall have a registration right and the Buyer will file for the registration with the SEC as soon as practical subsequent to the closing. Buyer shall deliver two million (2,000,000) shares to Seller upon Seller's procurement of an approval from Union Pacific Railroad to allow Seller to operate a passenger train over Union Pacific trackage. Buyer shall deliver two million (2,000,000) shares to Seller upon Seller's procurement of an approval from BNSF to allow Seller to operate a passenger train over BNSF trackage. Buyer shall deliver four million (4,000,000) shares to Seller upon Seller's procurement of a train railset of passenger cars either under a lease or purchase by Seller to be operated on the planned route. Buyer shall deliver four million (4,000,000) shares to Seller upon Seller's procurement of a train haulage agreement of passenger cars by any approved haulage company such as Amtrak, Herzog, Rail America or any Class 1 railroad company. Buyer shall deliver four million (4,000,000) shares to Seller upon Seller's first actual operating run on the planned route.

2.5   **Non-Assignable Assets**. Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall not constitute an agreement or an attempted agreement to transfer or assign any Contract, or any claim or right of any benefit arising thereunder or resulting therefrom, if any such attempted transfer or assignment thereof would constitute a breach thereof or in any way affect the rights of the Buyer thereunder. The Seller shall, if requested by the Buyer, after the Closing, use their commercially reasonable efforts to obtain the Consent of any party or parties to any such Contracts to the transfer or assignment thereof to the Buyer hereunder in all cases in which such consent is required for transfer or assignment. Until each Consent has been obtained, (1) the Buyer and the Seller shall make such other arrangements, including licenses, subcontracts, and sublicenses, as may be reasonably practicable in order to obtain for the Buyer the benefits of such Contract as contemplated by this Agreement and (2) the Seller shall hold any claims or rights of any benefit under such Contract in trust for the benefit of the Buyer and the Buyer shall be entitled to receive all such benefits and shall be responsible for the obligations under such contract or agreement to the extent relating to the benefits received.

ARTICLE III
CLOSING

3.1   **Closing Date**. The closing of the purchase and sale of the Purchased Assets described in Article II and the assumption of the Assumed Liabilities pursuant to this Agreement (the "**Closing**") will occur immediately upon shareholder approval and no later than January 4, 2010 unless the Buyer and the Seller otherwise agree. The Closing shall be held at the offices of Buyer, unless the Buyer and the Seller otherwise agree. The date on which the Closing actually occurs is referred to herein as the "**Closing Date**." The Closing of the transactions contemplated herein shall be effective as of 12:01 am on the Closing Date.

3.2   **Closing Transaction**. Subject to the conditions set forth in Sections 7.1 and 7.2, the Parties will consummate the following transactions (including the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities, the "**Closing Transactions**") at the Closing:

(a)   The Seller will deliver to the Buyer such bills of sale and other instruments of assignment as Buyer reasonably deems necessary in order to effect the transfer of the Purchased Assets to the Buyer, including, without limitation, the Bill of Sale and the Assignment and Assumption Agreement;

(b)   The Buyer will deliver to the Seller one or more instruments as the Seller reasonably deems necessary in order to give effect to the assumption of the Assumed Contracts and the Assumed Liabilities by the Buyer, including, without limitation, the Assignment and Assumption Agreement;

(c)   There will be delivered to the Buyer and the Seller, as applicable, the certificates and other documents and instruments required to be delivered to such Parties under Sections 7.1 and 7.2.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLER

As a material inducement to the Buyer to enter into this Agreement, the Seller hereby makes the representations and warranties set forth in this Article IV as of the date of this Agreement. The Seller further agrees that, if the Closing occurs, then at the time of the Closing each representation and warranty set forth in this Article IV will be deemed to be remade by the Seller at and as of the time of the Closing as a material inducement to the Buyer to consummate the Closing Transactions.

4.1   **Organization and Power**. The Seller is a Nevada corporation, validly existing and in good standing (or having comparable active status) under the laws of its jurisdiction of organization and is qualified to do business in every jurisdiction where the failure to be so qualified would have a Material Adverse Effect. The Seller has the full limited liability company power necessary to own and operate its properties and carry on the Business as now conducted.

4.2   **Authorization of Transactions**. The Seller has all requisite power and authority to enter into this Agreement, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by the company action on the part of the Seller. The Seller's execution and delivery of this Agreement or any other Transaction Document to which the Seller is party or the performance of its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Buyer, constitutes the legal, valid and binding obligation of the Seller, enforceable against them in accordance with its terms. The board of Directors of the Seller has (i) duly and validly approved this Agreement, (ii) determined and declared that this Agreement and the Closing Transactions are advisable and in the best interests of the Seller.

4.3   **Absence of Conflicts**. Neither the execution, delivery and performance of this Agreement or any other Transaction Document by the Seller nor the consummation by the Seller of the transactions contemplated hereby or thereby:

(a)   does or will (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under or (v) result in the creation of any Lien upon any Purchased Assets, in each case under the provisions of the articles of organization, operating agreement or similar organizational document of the Seller or any indenture, mortgage, lease, loan agreement if any or other agreement, instrument or Contract or any Legal Requirement by which the Seller or any Purchased Asset is affected, or to which the Seller or any Purchased Assets is subject, or

(b)   without limiting clause (a) above, requires any Consent of any Governmental Entity or any other Person.

4.4   **Financial Statements**.

(a)   The Seller has furnished to the Buyer the following financial statements (the "**Financial Statements**"): September 30, 2009 quarter (unaudited)

4.5   **Certain Developments**.   Except in the Ordinary Course, during the period beginning on January 1, 2009 and ending on the Closing Date, the Seller has not:

(a)   suffered any theft, damage, destruction or casualty loss to any Purchased Asset or any portion of the Purchased Assets, or any substantial destruction of its books and records (in each case whether or not covered by insurance);

(b)   sold, leased, assigned or transferred any Purchased Asset or any portion of the Purchased Assets (other than dispositions of Purchased Assets disposed of in the Ordinary Course and dispositions of Purchased Assets which have been replaced with Purchased Assets of equal or greater value and utility);

(c)   waived any right of material value;

(d)   accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $25,000 (individually or in the aggregate) to which the Seller is a party or by which it is bound;

(e)   imposed any Lien upon any of the Purchased Assets, tangible or intangible;

(f)   made any capital expenditure involving more than $10,000;

(g)   made any capital investment in, any acquisition of the securities or assets of, any other Person other than in the Ordinary Course;

(h)   issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(i)   delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course;

(j)   entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(k)   adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its managers, officers, and employees (or taken any such action with respect to any other Benefit Plan);

(l)   with respect to any such election, accounting method, amendment, closing or similar agreement, claim, assessment or position that would affect the Buyer after Closing, made any Tax election, adopted or changed any accounting method for Tax purposes, filed any amended Tax Return, consented to or entered into any closing agreement or similar agreement with any Taxing Authority, consented to or settled or compromised any Tax claim or assessment or taken any position inconsistent with any past practice on any Tax Return; or

(m)   agreed or committed to do any of the foregoing.

4.6   **Real Property**.

(a)   The Seller does not own any Real Property.

(b)   The Seller has delivered to the Buyer a true and complete copy of the Lease document for the Real Property used in the Business by the Seller (including the date and name of the parties to such Lease document and the address of such Leased Real Property). With respect to the Lease: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the transaction contemplated by this Agreement does not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on substantially identical terms following the Closing; (iii) the Seller's possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no disputes with respect to such Lease; (iv) neither the Seller nor any other party to any Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (vi) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Seller; (vii) the Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (viii) the Seller has not agreed or committed to do any of the foregoing, as applicable.

4.7   **Tax Matters**. The Seller has filed or will timely file (taking into account valid extensions of the time for filing) all Tax Returns required to be filed by it or on its behalf on or before the Closing Date with any Taxing Authority (collectively, the "**Pre-Closing Returns**"). The Pre-Closing Returns have been filed in accordance, in all material respects, with all applicable laws and, as of the time of filing, were correct and complete in all material respects regarding the income, costs, business, assets, operations, activities and status of Seller and any other items of information shown therein. The Seller has timely paid or withheld all Taxes shown as due and payable in the Pre-Closing Returns. The Seller is not delinquent in the payment of any Tax due and payable as shown on any Pre-Closing Return, nor, except as set forth on Schedule 4.8, has the Seller requested an extension of time within which to file any Pre-Closing Return which has not since been filed. Except as set forth on Schedule 3, the Seller has not granted any extension or waiver of the limitation period applicable to any Pre-Closing Returns to any Taxing Authority. There is no claim, audit, action, suit, proceeding, or investigation pending or, to the knowledge of the Seller, threatened, against or with respect to the Seller in respect of any Tax except as set forth on Schedule 4.8. The Seller has no pending requests for rulings with any Taxing Authority. There are no liens for Taxes upon the assets of the Seller except liens for current Taxes not yet due. Since its formation, the Seller has not been a member of an affiliated group filing any return with any Taxing Authority, or filed or been included in a combined, consolidated or unitary return. The Seller is not under any contractual obligation to indemnify any other Person with respect to Taxes nor, except as set forth on Schedule 3, is the Seller a party to any material agreement providing for payments with respect to Taxes, excluding (in each case) any lease or similar agreement under which the Seller is a lessee or similar user of property.

4.8 **Purchase Commitments**. The Seller is not a party to any mandatory forward purchase commitments.

4.9 **Contracts and Commitments**. Other than in the Ordinary Course, the Seller is not a party to or bound by, and neither the Seller nor any Purchased Asset is subject to, any Contract, whether written or oral, including any: (i) collective bargaining agreement or contract with any labor union or any bonus, pension, profit sharing, retirement or any other form of deferred compensation plan or any hospitalization insurance or similar plan or practice; (ii) (A) contract for the employment or engagement of any individual employee or other Person (including as an independent contractor, part-time laborer or on a consulting basis) other than at the will of the employing Person, (B) any agreement to provide severance or similar benefits upon any termination of employment or other engagement, or (C) any contract with any labor agency for the employment of seasonal or part-time labor; (iii) agreement, indenture or other Contract placing a Lien on any Purchased Asset; (iv) agreement with respect to the lending or investing of funds by the Seller; (v) guaranty of any obligation of any other Person, other than endorsements made for collection made in the Ordinary Course; (vi) sales representation agreement; (vii) agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will (A) extend over a period of more than one year, (B) result in a material loss to the Seller, or (C) involve consideration in excess of $10,000; (viii) agreement concerning confidentiality or noncompetition; (ix) agreement involving any of the Seller or any Affiliate of the Seller; (x) profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former manager, officers, and employees; (xi) agreement under which it has advanced or loaned any amount to any of its manager, officers, and employees outside the Ordinary Course; (xii) lease or agreement under which the Seller is lessee of, or holds or operates, any personal property owned by any other party calling for payments in excess of $10,000 annually or entered into outside of the ordinary course of business, or under which the Seller holds or occupies any real property or interest therein; (xiii) lease or agreement under which the Seller is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by it; (xiv) agreement, contract or understanding pursuant to which the Seller subcontracts work to a third party; (xv) contract to cap fees, share fees or other payments, share expenses, waive fees or to reimburse or assume any or all fees or expenses thereunder, in each case other than as required by applicable law; (xvi) contract that provides for earn-outs or other similar contingent obligations; (xvii) contract that contains (A) a "clawback" or similar undertaking requiring the reimbursement or refund of any fees (whether performance based or otherwise) paid to any member of Seller or (B) a "most favored nation" or similar provision; (xviii) contract requiring Seller or any Seller Subsidiary (A) to co-invest with any other Person, (B) to provide seed capital or similar investment or (C) to invest in any investment product.

4.10   **Proprietary Rights**.   The Seller owns and possesses all right, title and interest in and to, or has a valid and enforceable right to use its registered Proprietary Rights, free and clear of all Liens (other than Permitted Liens), and no claim by any third party contesting the validity, enforceability, use or ownership of any of the foregoing has been made, is currently outstanding or, to the Seller's knowledge, is threatened, (ii) no loss or expiration of any material Proprietary Right of any such type or material group of such Proprietary Rights is pending, reasonably foreseeable or, to the Seller's knowledge, threatened, (iii) the Seller has not received any notice of, nor is the Seller aware of any fact which indicates a likelihood of any infringement or misappropriation by, or any conflict with, any third party with respect to any such Proprietary Right, including any demand or request that the Seller license rights from a third party, and (iv) the Seller has not infringed, misappropriated or otherwise conflicted with any rights of any third party and the Seller is not aware of any infringement, misappropriation or conflict which will occur as a result of the continued operation of the Business as currently conducted or as proposed to be conducted by the Seller.

4.11   **Litigation; Proceedings**.   There are no actions, suits, proceedings, orders, judgments, decrees or investigations pending (or, to the Seller's knowledge, threatened) against or affecting the Seller, the Business or any Purchased Asset at law or in equity, or before or by any Governmental Entity

4.12   **Employees**.   To the Seller's knowledge as of the date of this Agreement, no executive employee and no group of employees or independent contractors of the Seller has any plans to terminate his, her or its employment or relationship as an independent contractor with the Seller.   The Seller has complied in all material respects with all applicable Legal Requirements relating to the employment of personnel and labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes.   The Seller has not experienced any strike, grievance, unfair labor practice claim or other material employee or labor dispute, and the Seller has not engaged in any unfair labor practice.   To the Seller's knowledge, there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Seller.

4.13   **Employee Benefit Plans**.   Except with respect to medical and dental plans maintained by the Seller in the Ordinary Course, the Seller has no obligation to contribute to (or any other liability, including current or potential withdrawal liability, with respect to) (a) any "multi employer plan" (as that term is defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")), (b) any plan or arrangement, whether or not terminated, which provides medical, health, life insurance or other welfare-type benefits for current or future retired or terminated employees (except for limited continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable state law), (c) any employee plan which is a tax-qualified "defined benefit plan" (as that term is defined in Section 3(35) of ERISA), whether or not terminated, or (d) any employee plan which is a tax-qualified "defined contribution plan" (as that term is defined in Section 3(34) of ERISA), whether or not terminated.

4.14   **Affiliate Transactions**.   Other than as described on the Schedule 6, no Insider (i) is or was a party to any agreement, contract, commitment or transaction with the Seller or which pertains to the Business (other than in such Insider's capacity as an employee of the Seller, the compensation for which is reflected on Schedule 6), or (ii) has any interest in any Purchased Asset, other than indirectly, as a member of the Seller.

4.15   **Governmental Licenses and Permits**. Of the Licenses owned or possessed by the Seller or used by the Seller in the conduct of the Business, no loss or expiration of any License is pending or, to the Seller's knowledge, threatened (including as a result of the transactions contemplated by this Agreement and the Transaction Documents) other than by reason of expiration in accordance with the terms thereof.

4.16   **Compliance with Law; Government Regulation; Etc**. Except in cases where the Seller is applying or will apply for Licenses,

(a)   No director, trustee, managing director, officer, manager or employee of the Seller is, or while working or performing services for the Seller has been, (i) subject to any cease and desist, censure or other disciplinary or similar order issued by, (ii) a party to any written agreement, consent agreement, memorandum of understanding or disciplinary agreement with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by or (v) a recipient of any supervisory letter from, any Governmental Authority.

(b)   The Seller has complied with and is in compliance in all material respects with all applicable Legal Requirements which affect the Business or any Purchased Assets and to which the Seller or any Purchased Asset is subject, Seller has filed all material filings required to be filed by it with any Governmental Authority, including all amendments or supplements thereto (the "**Filings**"). The Filings complied in all material respects with the requirements of applicable Legal Requirements. The Seller has made available to the Buyer, to the extent in the Seller's possession, complete and correct copies of (i) all material Filings made within the past two years, (ii) all material audit or inspection reports received by the Seller from any Governmental Entity and all written responses thereto made by the Seller during the past two years, (iii) all material inspection reports provided to the Seller by any Governmental Entity, and (iv) all non-privileged material correspondence relating to any investigation provided to the Seller by any Governmental Entity.

(c)   Except for normal examinations and audits conducted by any Governmental Entity in the Ordinary Course, (i) no Governmental Entity has initiated any proceeding or, to the knowledge of Seller, no such proceeding, investigation, examination, audit or review into the business or operations of the Seller is threatened by any Governmental Entity and (ii) none of Seller or any of its Affiliates has received any notice or communication (A) of any unresolved violation or exception by any Governmental Authority with respect to any report or statement by any Governmental Entity relating to any examination of Seller, (B) threatening to revoke or condition the continuation of any License or (C) restricting or disqualifying its activities (except for restrictions generally imposed by rule, regulation or administrative policy on similarly regulated Persons generally).

4.17   **Purchased Assets**. The Seller owns or leases all of the Purchased Assets and has good and valid title to all such Purchased Assets free and clear of any Liens (other than Permitted Liens) or restriction on transfer. The Purchased Assets comprise all of the properties and assets necessary for the conduct of the Business as presently conducted by the Seller. The

Purchased Assets, taken as a whole, are in good operating condition and repair (reasonable wear and tear excepted) and are suitable for the purposes for which they are presently used.

4.18　**Undisclosed Liabilities**. The Seller has no Liability except for (i) Liabilities set forth on the Latest Balance Sheet (including the notes thereto) and (ii) Liabilities which have arisen after the Latest Balance Sheet in the Ordinary Course (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, environmental matter, infringement, or violation of law).

4.19　**Insurance**. The Seller is a party, a named insured, or otherwise the beneficiary of coverage of insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) in the Ordinary Course. No insurance claims have been made by the Seller since the date of its inception.

With respect to each such insurance policy: (a) the policy is legal, valid, binding, enforceable and in full force and effect; (b) neither the Seller nor, to the Seller's knowledge, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification or acceleration under the policy; and (c) no party to the policy has repudiated any provision thereof.

4.20　**Brokerage**. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement and the Transaction Documents based on any arrangement or agreement made by or on behalf of the Seller.

4.21　**Disclosure**. With respect to the Seller, the Business and the Purchased Assets, neither this Agreement and the other Transaction Documents to which Seller is a party, nor any of the schedules or Exhibits hereto or thereto, contains any untrue statement of a material fact or, when considered as a whole, omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYER

As a material inducement to the Seller and the Principals to enter into this Agreement, the Buyer hereby makes the representations and warranties set forth in this Article V as of the date of this Agreement. The Buyer agrees that, if the Closing occurs, then as of the time of the Closing each representation and warranty set forth in this Article V will be deemed to be remade by the Buyer as a material inducement to the Seller to consummate the Closing Transactions.

5.1　**Organization and Power**. The Buyer is a corporation which is validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in every jurisdiction in which the execution, delivery and performance of its obligations under this Agreement requires it to be so qualified. The Buyer has full limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which the Buyer is a party.

5.2   **Authorization of Transaction**. The Buyer has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of the Buyer. No other proceeding or action on the part of the Buyer are necessary to approve and authorize the Buyer's execution and delivery of this Agreement or any other Transaction Document to which the Buyer is party or the performance of its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by the Seller and the Principals, constitutes the legal, valid and binding obligation of the Buyer, enforceable against it in accordance with its terms.

5.3   **Absence of Conflicts**. Assuming the accuracy of the representations and warranties set forth in Section 4.4, neither the execution, delivery and performance of this Agreement or any other Transaction Document by the Buyer nor the consummation by the Buyer of the transactions contemplated hereby or thereby does or will (i) conflict with or result in a breach of any of the provisions of, (ii) constitute a default under, (iii) result in the violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) require any consent, order, approval, authorization or other action of, or any filing with or notice to, any Governmental Entity or other Person, in each case under the provisions of the certificate of formation, limited liability company agreement or similar organizational document of the Buyer or any indenture, mortgage, lease, loan agreement or other agreement or instrument to which the Buyer is bound or by which it or any of its assets are affected, or any Legal Requirement to which the Buyer or any of its assets are subject.

5.4   **Brokerage**. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Buyer.

5.5   **Litigation**. There are actions or proceedings pending (or, to the Buyer's knowledge, threatened) against or affecting the Buyer at law or in equity, or before or by a Governmental Entity (Exhibit7).

5.6   **Payment of Purchase Price**. The Buyer shall have on the Closing Date the equivalent of common shares sufficient to pay the equivalent of the Purchase Price in accordance with Section 3.2(c) hereof.

ARTICLE VI
COVENANTS

6.1   **Exclusivity**. Until this Agreement is terminated by its terms, the Seller will not (and will not cause or permit any Affiliate, manager, officer, employee, member or agent of its to) directly or indirectly (a) solicit, initiate or encourage the submission of any proposal or offer from any Person (including any of them) relating to any (i) liquidation, dissolution or recapitalization of, (ii) merger or consolidation with or into, (iii) acquisition or purchase of any material asset (or any material portion of the assets) of, or any equity interest in, or (iv) similar transaction or business combination involving, the Seller or any Purchased Assets (other than, prior to the Closing Date only, dispositions in the Ordinary Course of Purchased Assets or which have been replaced with Purchased Assets of equal or greater value and utility); or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any other Person to do or seek any of the foregoing. The Seller further agrees to promptly notify the Buyer in the event that the Seller receives any such inquiries of the type mentioned above from any other Person indicating or suggesting an interest in acquiring all or any part of the Business, Purchased Assets or Excluded Assets. Until this Agreement is terminated in accordance with its terms, the Seller will notify the Buyer if any Person makes any proposal or offer with respect to any of the foregoing.

6.2   **Operation and Maintenance of the Business**.

(a)   <u>Through the Closing Date</u>. From the date of this Agreement through the Closing Date, unless the Buyer otherwise consents in writing, the Seller will:

(i)   conduct the Business only in the Ordinary Course;

(ii)   not terminate, modify, amend or enter into any material Contract;

(iii)   not incur any Indebtedness, or cause any of its Affiliates to incur any Indebtedness, other than in the Ordinary Course;

(iv)   not hire, terminate or materially modify the terms of employment with respect to, any senior executive;

(v)   not sell or otherwise dispose of (by distribution or otherwise) any Purchased Asset other than dispositions in the Ordinary Course;

(vi)   not take or fail to take any action which would cause any of the representations set forth in <u>Article IV</u> hereof to be untrue;

(vii)   cause its current insurance (or reinsurance) policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies are in full force and effect;

(viii)   use commercially reasonable efforts to keep in full force and effect its existence and all rights, franchises, Proprietary Rights and contractual rights relating or pertaining to the Business;

(ix)   use commercially reasonable efforts to keep its present business organization, including the present business operations, physical facilities, working conditions and employees and its present relationships with lessors, licensors, suppliers, customers, independent contractors and others having business relations with it; and

(x)   maintain its books, accounts and records in the Ordinary Course as used in the preparation of the applicable Latest Balance Sheet and the accompanying interim financial statements.

6.3   **Information and Access**. From time to time at the Buyer's request upon reasonable notice and at reasonable times through the Closing, and for the purpose of completing the Buyer's due diligence investigation of the Business, the Seller and the Principals will provide to representatives of the Buyer and its employees and accounting, tax, legal and other advisors (collectively, the "**Investigating Parties**"):

(a)   access to the Purchased Assets;

(b)   access to all accounts, insurance policies, Tax Returns and Tax records, Contracts, and other books and records concerning the Purchased Assets, the Seller and the Business and operations and such other relevant information and materials as may be reasonably requested (including the ability to make copies and abstracts thereof); and

(c)   the opportunity to discuss the affairs, finances and accounts of the Seller with those managers (or equivalent officials), senior management employees, key sales representatives and present and former independent accountants of the Seller, in each case so long as such access does not unreasonably interfere with the Business.

6.4   **Consents**.

(a)   Between the date hereof and the Closing, the Seller shall take, or cause to be taken by others, all commercially reasonable steps to obtain and satisfy, at the earliest practicable date, all Consents.

6.5   **Further Assurances**.

(a)   Each Party will use commercially reasonable efforts to cause the conditions to the Buyer's and the Seller's respective obligations to consummate the Closing Transactions to be satisfied (including the preparation, execution and delivery of all agreements and instruments contemplated hereunder to be executed and delivered by such Party in connection with or prior to the Closing).

(b)   Promptly after they obtain knowledge thereof, but in all events prior to the Closing, the Buyer will inform the Seller of any fact or circumstance which, if it existed on the Closing Date, would constitute a breach of any representation or warranty of the Buyer set forth in this Agreement or any breach of any of its covenants or agreements set forth in this Agreement, or any threatened or instituted proceeding of a type described in Section 7.1(c) or Section 7.2(c). Promptly after the Seller obtains knowledge thereof, but in all events prior to the Closing, the Seller will inform the Buyer of any fact or circumstance which, if it existed on the Closing Date, would constitute a breach of any representation or warranty of the Seller set forth in this Agreement or any breach of any covenant or agreement of the Seller set forth in this Agreement, or any threatened or instituted proceeding of a type described in Section 7.1(c) or Section 7.2(c). No such knowledge or notice will affect any Party's right to indemnification or other remedy provided for in this Agreement in respect of any such matter of which it obtains knowledge or receives such notice.

6.6   Without limiting Section 6.5(b), the Seller will give prompt written notice to the Buyer if any material portion of the Purchased Assets suffers damage, which is sufficient to prevent or materially affect the Business in any material respect.

ARTICLE VII
CONDITIONS TO CERTAIN OBLIGATIONS

7.1   **The Buyer's Closing Conditions**. The obligation of the Buyer to consummate the Closing Transactions is subject to the satisfaction (or waiver by the Buyer in writing) of the following conditions as of the time of the Closing:

(a)   The representations and warranties set forth in Article IV will be true and correct in all material respects at and as of the time of the Closing as though then made;

(b)   The Seller will have, in all material respects, performed and complied with all of the covenants and agreements required to be performed by the Seller hereunder and under any of the Transaction Documents at or prior to the Closing;

(c)   No action or proceeding before any Governmental Entity will be pending or threatened wherein an unfavorable judgment, decree, injunction or order could prevent or adversely affect the consummation of the Closing Transactions, or result in the Closing Transactions being declared unlawful or rescinded, and no such judgment, decree, injunction or order will be in effect;

(d)   All Consents to include shareholder approval will have been obtained and be in full force and effect, including, without limitation, the Member Consent;

(e)   There shall not have occurred any Material Adverse Effect;

(f)   The Buyer shall be satisfied, in its sole discretion, with the results of its due diligence review of the Seller and the Principals, including, without limitation, (i) criminal, credit and educational background checks with respect to all of the Seller's senior management and (ii) a review of the licensing regime of the Seller and its Affiliates with respect to the operation of the Business;

(g)   On or prior to the Closing Date, the Seller will have delivered to the Buyer all of the following (dated as of the Closing Date, except as otherwise indicated):

(i)   A release and termination of each Lien on any Purchased Asset which is not a Permitted Lien;

(ii)   A certificate, dated not earlier than the tenth (10th) Business Day prior to the Closing Date, of the Secretary of State of the state under the laws of which the Seller is organized and each state in which the Seller is required to be qualified to do business stating that the Seller is in good standing or has comparable active status in such state;

(iii) A copy of the Seller's organizational documents certified as of a recent date by the Secretary of State of the state under the laws of which the Seller is organized;

(iv) A certificate of the secretary of the Seller, dated as of the Closing Date, in a form and substance reasonably satisfactory to the Buyer, as to (A) the lack of amendments to the certificate of formation of the Seller; (B) the resolutions of the board of managers of the Seller authorizing the execution and performance of this Agreement and the consummation of the Closing Transactions; (D) the incumbency and signatures of the officers of the Seller executing this Agreement;

(v) A certificate by the chief executive officer of the Seller certifying that each of the conditions set forth in Sections 7.1(a), 7.1(b) and 7.1(d) has been and is satisfied as of the time of the Closing;

(vi) A bill of sale executed by the Seller in the form attached hereto as Exhibit B (the "**Bill of Sale**");

(vii) An assignment and assumption agreement executed by the Seller in the form attached hereto as Exhibit C (the "**Assignment and Assumption Agreement**");

(viii) An employment agreement with each of the Principals, in form and substance satisfactory to the Buyer;

(ix) With respect to each Lease, estoppel certificates, in a form reasonably satisfactory to the Buyer, from the landlord;

(x) The affidavit dated as of the Closing Date stating that the Seller is not a foreign person pursuant to Section 1.1445-2(b) of the Treasury regulations; and

(xi) Such other documents or instruments as the Buyer reasonably requests and are reasonably necessary to effect the transactions contemplated by this Agreement.

(h) All proceedings to be taken by the Seller in connection with the consummation of the Closing Transactions and the other transactions contemplated by this Agreement and the other Transaction Documents and all certificates, opinions, instruments and other documents required to be delivered to the Buyer to effect the transactions contemplated by this Agreement and the other Transaction Documents will be reasonably satisfactory in form and substance to the Buyer.

7.2   **The Seller's Closing Conditions**. The obligation of the Seller to consummate the Closing Transactions is subject to the satisfaction (or waiver by the Seller, in writing) of the following conditions as of the Closing Date:

(a)   The representations and warranties set forth in Article V will be true and correct in all material respects at and as of the time of the Closing as though then made;

(b)   The Buyer will have, in all material respects, performed and complied with all of the covenants and agreements required to be performed by the Buyer under the Transaction Documents at or prior to the Closing;

(c)   No action or proceeding before any Governmental Entity will be pending or threatened against the Buyer wherein an unfavorable judgment, decree, injunction or order could prevent or adversely affect the consummation of the Closing Transactions, or result in the Closing Transactions being declared unlawful or rescinded and no such judgment decree, injunction or order will be in effect;

(d)   On or prior to the Closing Date, the Buyer will have delivered to the Seller all of the following (dated as of the Closing Date, except as otherwise indicated):

(i)   the Assignment and Assumption Agreement; and

(ii)   such other documents or instruments as the Seller reasonably requests and are reasonably necessary to effect the transactions contemplated by this Agreement; and

(iii)   such other documents or instruments as the Seller reasonably requests and are reasonably necessary to effect the transactions contemplated by this Agreement; and

(e)   All proceedings to be taken by the Buyer in connection with the consummation of the Closing Transactions and the other transactions contemplated by this Agreement and all certificates, opinions, instruments and other documents required to be delivered to the Seller to effect the transactions contemplated by this Agreement will be reasonably satisfactory in form and substance to the Seller.

ARTICLE VIII
TERMINATION

8.1   **Termination**. This Agreement may be terminated at any time prior to the Closing:

(a)   at any time, by mutual written agreement of the Seller and the Buyer;

(b)   before the Termination Date (as defined below):

(i)   by the Seller, by written notice to the Buyer, on any date determined for the Closing in accordance with Section 3.1 if each condition set forth in Section 7.1 or 7.2 has been satisfied (or will be satisfied by the delivery of documents by the Parties prior to or at the Closing) or waived in writing on such date and the Buyer has nonetheless refused to consummate the Closing Transactions;

(ii)   by the Buyer, by written notice to the Seller, on any date determined for the Closing in accordance with Section 3.1 if each condition set forth in Section 7.1 or 7.2 has been satisfied (or will be satisfied by the delivery of documents by the Parties prior to or at the Closing) or waived in writing on such date and the Seller and the Principals have nonetheless refused to consummate the Closing Transactions;

(c)   on or after the Termination Date, if the Closing has not occurred, (i) by the Buyer, by written notice to the Seller, (A) at any time when the Seller, but not the Buyer, is in breach of this Agreement in any material respect ("**Material Breach**"); (B) at any time when both the Buyer and the Seller are in Material Breach; or (C) at any time when neither the Seller nor the Buyer are in Material Breach; or (ii) by the Seller, by written notice to the Buyer, (A) at any time when the Buyer, but not the Seller, is in Material Breach; (B) at any time when both the Buyer and the Seller are in Material Breach; or (C) at any time when neither the Buyer nor the Seller are in Material Breach. The "**Termination Date**" will be January 5, 2010. The Buyer may not rely on the failure of any condition precedent set forth in Section 7.1 to be satisfied if such failure was caused by the Buyer's failure to act in good faith or a breach of or failure to perform any of its representations, warranties, covenants or other obligations in accordance with the terms of this Agreement, and the Seller and the Principals may not rely on the failure of any condition precedent set forth in Section 7.2 to be satisfied if such failure was caused by the Seller's and/or the Principal's failure to act in good faith or a breach of or failure to perform any of the Seller's representations, warranties, covenants or other obligations in accordance with the terms of this Agreement.

8.2   **Effect of Termination**. If this Agreement is terminated as provided in Section 8.1, then this Agreement will forthwith become void and there will be no Liability on the part of any Party to any other Party or any other Person in respect thereof; provided that:

(a)   the obligations of the Parties described in this Section 8.2, Section 9.2, Section 9.4(e), Section 11.9 and Section 11.11 will survive any such termination; and

8.3   no such termination will relieve any Party from Liability for any misrepresentation or breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination.

ARTICLE IX
OTHER COVENANTS

9.1   **Retention of Retained Records; Continuing Assistance**.

(a)   The Seller shall provide the Buyer and the Buyer's counsel, accountants and other representatives, with reasonable access during normal business hours to the books, records, property, personnel, contracts, commitments and documents relating to the Business in its possession pertaining to transactions occurring prior to the Closing Date when requested; provided, that such access does not unreasonably interfere with the Seller or the Business.

(b) Each Party shall, and shall cause its Affiliates to, provide to each of the other Parties such cooperation and information as any of them reasonably may request in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property, which any such party may possess. Each party will retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters of the Seller for its Tax period first ending after the Closing Date and for all prior Tax periods until the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate and (ii) eight years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them; provided that such party shall give to the other party notice and an opportunity to take custody thereof prior to doing so. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

(c) In the event of any claim or counterclaim relating to the Business or the Purchased Assets, the Seller covenants and agrees to fully cooperate with the Buyer in connection with the prosecution or defense, as the case may be, of any such claim or counterclaim.

9.2 **Press Releases and Announcements**. Except for any public disclosure which either Party in good faith believes is required by any Legal Requirement (in which case, if practicable, the disclosing Party will give the other Parties an opportunity to review and comment upon such disclosure before it is made):

(a) prior to the Closing, no press releases related to this Agreement or any Closing Transaction or other announcements generally to the employees, customers or other Persons having business relationships with the Seller (it being understood that the Buyer will have the right to contact such Persons in connection with its investigation of the Business of the Seller as provided in Section 6.3 and as the Seller may otherwise consent (which consent the Seller will not unreasonably withhold)) will be issued or made without the mutual approval of the Seller and the Buyer; and

(b) after the Closing, the Seller will not make any press release or other public announcement of or with respect to the Business, this Agreement or any Closing Transaction without the Buyer's consent and the Buyer will not make any press release or other public announcement of or with respect to this Agreement or any Closing Transaction without the Seller's consent.

9.3 **Further Transfers**. Each Party will execute and deliver such further instruments of conveyance and transfer and take such additional actions as any other Party may reasonably request to effect, consummate, confirm or evidence the transfer to the Buyer of the Purchased Assets, the assumption by the Buyer of the Assumed Liabilities and the other transactions contemplated hereby.

9.4   **Non-Competition; Non-Solicitation and Confidentiality**.

(a)   In consideration of the transactions contemplated hereby and the payment of the Purchase Price and the assumption of the Assumed Liabilities, during the period beginning on the date of this Agreement and ending on the third anniversary of the Closing Date (the "**Non-Competition Period**"), the Seller will not directly or indirectly engage or invest in any investment or business opportunity or activity that is competitive with the Business; provided, however, that the forgoing shall not apply to any investment in up to 5% of the voting securities of any issuer traded on a national stock market or national stock exchange even if such issuer's activities are competitive with the Business.

(b)   In consideration of the transactions contemplated hereby and the payment of the Purchase Price and the assumption of the Assumed Liabilities, during the Non-Competition Period, the Seller will not directly or indirectly contact, approach or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) or actually hire any person who is employed in the operation of the Business on the date hereof or on the Closing Date, or induce or attempt to induce any customer or other business relation of the Seller into any business relationship which might harm the Buyer or the Business.

(c)   If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 9.4(a) or Section 9.4(b) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(d)   Following the Closing, the Seller will treat and hold as confidential all information concerning the Business and affairs of the Seller which is of a type that in accordance with the Seller's past practices has been treated as confidential or proprietary ("**Confidential Information**"), refrain from using any Confidential Information except in connection with this Agreement and deliver promptly to the Buyer or destroy, at the request and option of the Buyer, all tangible embodiments (and all copies) of Confidential Information which are in their possession or under their control. If the Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, then it will notify the Buyer promptly of the request or requirement so that the Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4(d). If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller is, on the advice of counsel, compelled to disclose any Confidential Information in connection with any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process, then it may disclose such Confidential Information in connection therewith; provided, that it will use its commercially reasonable efforts to obtain, at the request and expense of the Buyer, an order or other assurance that confidential treatment will be accorded to such portion of such Confidential Information as the Buyer may designate.

(e)   Prior to the Closing, the Buyer will treat and hold as confidential all Confidential Information, refrain from using any such Confidential Information except as contemplated by Section 6.3 or otherwise in connection with this Agreement, and, after any termination of this Agreement pursuant to Section 8.1, deliver promptly to the Seller or destroy, at the request and option of the Seller, all tangible embodiments (and all copies) of any such Confidential Information which are in the Buyer's possession or under the Buyer's control. If the Buyer is requested or required prior to the Closing (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any such Confidential Information, the Buyer will notify the Seller promptly of the request or requirement so that the Seller may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4(e). If, in the absence of a protective order or the receipt of a waiver hereunder, the Buyer is, on the advice of counsel, compelled to disclose any such Confidential Information in connection with any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process, then the Buyer may disclose such Confidential Information in connection therewith; provided, that the Buyer will use its commercially reasonable efforts to obtain, at the request and expense of the Seller, an order or other assurance that confidential treatment will be accorded to such portion of such Confidential Information as the Seller may designate.

(f)   The Seller acknowledges and agrees that in the event of a breach by it of any of the provisions of this Section 9.4, monetary damages may be inadequate and the Buyer may have no adequate remedy at law. Accordingly, in the event of any such breach, the Buyer and/or its successors or assigns may, in addition to any other rights and remedies existing in their favor, enforce their rights and the Seller's obligations hereunder by an action or actions for specific performance, injunctive and/or other relief, without any requirement of posting a bond or proving actual damages or posting any bond or other security.

(g)   The Buyer acknowledges and agrees that in the event of a breach by the Buyer of any of the provisions of this Section 9.4, monetary damages may be inadequate and the Seller may have no adequate remedy at law. Accordingly, in the event of any such breach, the Seller and/or its successors or assigns may, in addition to any other rights and remedies existing in their favor, enforce their rights and the Buyer's obligations hereunder by an action or actions for specific performance, injunctive and/or other relief, without any requirement of posting a bond or proving actual damages or posting any bond or other security.

9.5   **Name Change**. Within five (10) days after the Closing Date, the Seller shall deliver written confirmation, reasonably acceptable to the Buyer and its counsel, that the corporate name of the Seller has been changed to Las Vegas Railway Express.

9.6   **Post-Closing Use of Assets; Mail and Communications**. Subsequent to the Closing, the Seller will not use any of the Purchased Assets for its own benefit or that of anyone else nor make any effort to receive, collect, enforce or sue for any of the Purchased Assets, other than for the benefit of the Buyer. If any proceeds of any of the Purchased Assets or any payments thereon are for any reason received by the Seller subsequent to the Closing, the Seller will hold the same, or cause the same to be held, in trust for the Buyer, in all respects subject to the Buyer's direction and control, and immediately following receipt will remit or assign the same, or cause the same to be remitted or assigned, in the form in which received, to the Buyer together with any necessary assignments and endorsements. In addition, the Seller shall promptly forward to the Buyer any mail or other communications relating to the Purchased Assets or the Business, which are received by the Seller from and after the Closing. If any remittances of amounts payable in connection with the operation of the Business (whether pre- or post-Closing) are made directly to the Seller from and after the Closing, the Seller shall hold the same in trust as the property of the Buyer and once each calendar week deliver to the Buyer the identical check, monies or other form of payment received. The Buyer shall have the right to endorse the name of the Seller upon any and all such remittances made payable to the Seller and upon the payment of any account receivable constituting a Purchased Asset hereunder, and to collect such remittances and payments.

9.7   **Hiring Employees**.   The Buyer may offer employment at such rates of compensation to those of Seller's employees that Buyer shall choose following the Closing and will credit all years of service with and recognized by the Seller for such employees (i) for purposes of determining eligibility and vesting with respect to any employee benefit plans of the Buyer under Section 3(3) of ERISA, (ii) for purposes of determining eligibility and the amount of any benefit with respect to any severance or vacation plan or program and any similar employee welfare plan of the Buyer under Section 3(1) of ERISA, and (iii) for purposes of determining eligibility with respect to any medical plan of the Buyer. Effective as of the Closing Date, the Seller shall encourage all employees offered employment to accept employment with the Buyer. Any employee accepting an offer of employment with the Buyer shall become an employee of the Buyer on the first date that such employee is credited with an hour of service (referred to as a "**Transferred Employee**"). A Transferred Employee's employment with the Buyer shall be as an "at will" employee. The Seller shall make available to the Buyer on and after the Closing Date any and all records with respect to the Transferred Employees as the Buyer shall reasonably request. Other than with respect to any COBRA obligations imposed by applicable law, the Buyer does not assume and shall not have any liability or obligations with respect to any employees of the Seller who are not Transferred Employees, including liability for any severance payments.

9.8   **Payroll Matters**.   If the Closing Date falls within a payroll period, based on the customary payroll practices of the Seller, the Buyer shall, to the extent such obligations relating to periods of pre-Closing service are properly reflected as a current liability on the Closing Date Balance Sheet, assume responsibility for making payroll payments to the Transferred Employees for that payroll period, such that the payroll payment received by the Transferred Employee reflects the period of pre-Closing service with the Seller and post-Closing service with the Buyer that relate to such payroll period. Any such payroll payments shall be subject to applicable income tax withholdings and customary payroll deductions for each such Transferred Employee. The Closing Date Balance Sheet shall reflect the accrual of all payroll related obligations for periods through the Closing Date.

ARTICLE X
INDEMNIFICATION AND RELATED MATTERS

10.1 **Survival; Absence of Other Representations**. The representations, warranties and, except as otherwise provided herein, the covenants and other agreements of the Buyer and the Seller contained herein shall survive the Closing and shall terminate upon the termination of the contemplated transsaction. The Buyer's obligation to pay, perform or discharge the Assumed Liabilities shall survive until such Assumed Liabilities have been paid, performed or discharged in full. No Party has made or will make in connection with this Agreement any representation or warranty, express or implied, other than as set forth in this Agreement, the Schedules hereto, and the certificates delivered pursuant hereto.

10.2 **Seller Indemnity**. The Seller, for itself and its successors will indemnify the Buyer and its officers, managers, employees, agents, representatives, successors, Affiliates and permissible assigns (the "**Buyer Indemnified Persons**") and hold them harmless from and against any and all damages, claims, liabilities, losses or expenses (including judgments, assessments, interest, penalties, and attorneys' fees and expenses) (collectively, "**Damages**") incurred, suffered or paid, directly or indirectly, as a result of, arising out of, or relating to: (i) the failure of the Seller to transfer to the Buyer good and valid title to all of the Purchased Assets, free and clear of all Liens (other than Permitted Liens); (ii) any misrepresentation in, or breach or failure of, any of the representations and warranties made by the Seller in this Agreement; (iii) any failure by the Seller to perform any of its covenants or agreements contained in this Agreement; (iv) any action, suit, litigation, proceeding at law or in equity, arbitration or governmental investigation brought or threatened against any Buyer Indemnified Person relating to any act or omission of the Seller and relating to the operation of the Business or the Purchased Assets prior to the Closing Date; or (v) non-compliance with any so-called bulk sales law of any state applicable to the transactions contemplated hereby; except, in each such case, to the extent any Damages arise out of any breach of the Buyer's representations, warranties (regardless of whether such representation or warranty has expired), covenants or other agreements set forth in this Agreement.

10.3 **Buyer Indemnity**. The Buyer, for itself and its successors, will indemnify the Principals and Seller and its officers, managers, employees, agents, representatives, successors, Affiliates and permissible assigns ("**Seller Indemnified Persons**") and hold them harmless from and against any and all Damages incurred, suffered or paid, directly or indirectly, as a result of, arising out of, or relating to: (a) any misrepresentation in, or breach or failure of, any of the representations or warranties made by the Buyer in this Agreement or in any certificate or document delivered to the Seller pursuant hereto; (b) any failure by the Buyer to perform any of its covenants or agreements contained in this Agreement; (c) any action, suit, litigation, proceeding at law or in equity, arbitration or governmental investigation brought or threatened against any Seller Indemnified Person relating to the operation of the Business or the Purchased Assets on and after the Closing Date; or (d) any failure by the Buyer to discharge its obligations with respect to the Assumed Liabilities; except, in each such case, to the extent any Damages arise out of any breach of any representation, warranty (regardless of whether such representation or warranty has expired), covenant or agreement made by the Seller set forth in this Agreement.

10.4   **Indemnification Claims.**

(a)   All claims for indemnification hereunder (whether or not arising as a result of a claim asserted by any Person not a party to this Agreement) shall be made in writing on or prior to December 15, 2009, to the Person obligated to provide indemnification under this Agreement (the "**Indemnifying Party**") by the Person entitled to indemnification hereunder (the "**Indemnified Party**") and shall set forth the facts and circumstances of the claim, as well as the basis upon which indemnification pursuant to this Article X is sought. Notwithstanding the foregoing, no delay or failure by any Indemnified Party to provide notification of any claim shall preclude any Indemnified Party from recovering for Damages pursuant to this Article X, except to the extent that such delay or failure compromises the rights of any Indemnifying Party under this Article X.

(b)   Within thirty (30) days after receipt by an Indemnifying Party of any notification of a claim by a third party ("**Third Party Claim**"), the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume (at the Indemnifying Party's expense) control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party, provided the Indemnifying Party acknowledges in writing to the Indemnified Party that any Damages that may be assessed against the Indemnified Party in connection with such Third Party Claim constitute Damages for which the Indemnified Party shall be entitled to indemnification pursuant to this Article X. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall control such defense, but in so doing shall not waive or limit its right to recover under this Article X for any Damages that may be assessed against the Indemnified Party in connection with such Third Party Claim. The party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense, and the Indemnified Party has been advised in writing by outside legal counsel that under the applicable standards of professional conduct, the Indemnifying Party and the Indemnified Party may not be represented by the same counsel with respect to such action, suit or proceeding, the reasonable fees and expenses of separate counsel for the Indemnified Party shall be paid by the Indemnifying Party. The party controlling such defense shall keep the other party advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto. The Indemnifying Party shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld so long as the settlement is confidential and includes a complete release of the Indemnified Party from all liability and does not contain or contemplate any payment by, or injunctive or other equitable relief binding upon, the Indemnified Party.

(c)   Amounts payable under this Article X shall be payable by the Indemnifying Party as incurred by the Indemnified Party, provided, however, that the Buyer may set off any amounts owed by the Seller or either Principal to the Buyer against the Escrow (in which event the Seller shall, at the request of the Buyer, promptly deliver a written instruction to the Escrow Agent at such time authorizing the disbursement of any such amount to the Buyer) or any amounts then due from the Buyer to the Seller under this Agreement.

10.5   **Limitation on Indemnities.**

Limitation on Liability of the Seller. Other than with respect to fraud or intentional or willful misconduct (i) no claim may be made for indemnification pursuant to Section 10.2 by a Buyer Indemnified Party against the Seller until the aggregate dollar amount of all Damages indemnifiable pursuant to such section exceeds $25,000 (the "**Basket Amount**"), after which a claim may be made for all Damages including the Basket Amount, and (ii) to the extent any Buyer Indemnified Person is entitled to indemnification pursuant to Section 10.2 against the Seller, the aggregate amount of all Damages for which the Seller shall be liable pursuant to Section 10.4 shall not exceed the Escrow (the "**Seller Cap Amount**").

10.6   **Treatment of Indemnification Payments**. Each Party will treat all payments made pursuant to Section 10.2 as adjustments of the Purchase Price for all purposes.

ARTICLE XI
MISCELLANEOUS

11.1   **Amendment and Waiver**. This Agreement may be amended and any provision of this Agreement may be waived; provided, that any such amendment or waiver (a) will be binding upon the Seller and the Principals only if such amendment or waiver is set forth in a writing executed by the Seller and the Principals and (b) will be binding upon the Buyer only if such amendment or waiver is set forth in a writing executed by the Buyer. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof will constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

11.2   **Notices**. All notices, consents, approvals and requests required or permitted hereunder or under any other Transaction Document (a "**Notice**") shall be given in writing and shall be effective for all purposes if either hand delivered with receipt acknowledged, or by a nationally recognized overnight delivery service (such as Federal Express), or by certified or registered United States mail, return receipt requested, postage prepaid, or by facsimile and confirmed by facsimile answer back and with a copy of such Notice being sent the same day as such facsimile transmission by one of the other methods provided herein for delivery, in each case addressed as follows (or to such other address or Person as a party shall designate from time to time by notice to the other party):

To the Seller:

LAS VEGAS RAILWAY EXPRESS
2470 Saint Rose Parkway Suite 314
Las Vegas, Nevada 89074

To the Buyer:

LIBERTY CAPITAL ASSET MANAGEMENT , INC.
2470 Saint Rose Parkway Suite 314
Las Vegas, Nevada 89074

A Notice shall be deemed to have been given: in the case of hand delivery, at the time of delivery; in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day; in the case of overnight delivery, upon the first attempted delivery on a Business Day; or in the case of facsimile, upon the confirmation of such facsimile transmission, provided that such Notice has also been sent by one of the other methods provided herein for the delivery of Notice.

11.3 **Binding Agreement; Assignment**. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by the Seller or the Principals without the prior written consent of the Buyer. Any such assignment made by the Seller or the Principals without the Buyer's prior written consent shall be null and void. Without limiting but subject to the foregoing, at or prior to the Closing, the Buyer may assign its rights under this Agreement, in whole or in part, (i) to one or more other Persons who, together with the Buyer, will purchase all or part of the Purchased Assets, so long as any such Person or the Buyer assumes at the Closing all related Assumed Liabilities, and/or the Buyer may direct that some or all of the Purchased Assets be transferred to a Person other than the Buyer, and (ii) to or for the benefit of any lender as collateral, which lender shall be permitted to exercise any or all of such rights and transfer and assign all such rights to any purchaser, upon foreclosure or other exercise of remedies as to such collateral. With respect to any rights assigned to any assignee of the Buyer (and any matter related thereto under this Agreement), such assignee will be deemed to be "the Buyer" for purposes of this Agreement.

11.4 **Severability**. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

11.5 **No Strict Construction**. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement.

11.6 **Captions**. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

11.7 **Entire Agreement**. This Agreement and the documents referred to herein contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way.

11.8 **Counterparts**. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which taken together will constitute one and the same instrument.

11.9 **Governing Law; Jurisdiction**. All questions concerning the construction, validity and interpretation of this Agreement will be governed by and construed in accordance with the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision that would cause the application of the laws of any jurisdiction other than the State of Nevada. The Parties agree that any action in law or equity brought by any Party arising from or in connection with this Agreement or arising from or in connection with the performance by any Party of its obligations hereunder shall be brought only in a federal or state court sitting in Las Vegas, Nevada, and the Parties consent to the exclusive jurisdiction and venue of such courts and hereby waive the doctrine of *forum non conveniens* and similar objections thereto.

11.10 **Specific Performance**. The Seller acknowledges that the Business and operations are unique, and recognizes and affirms that in the event of a breach of this Agreement by the Seller, monetary damages may be inadequate and the Buyer may have no adequate remedy at law. Accordingly, in the event of any such breach, the Buyer and/or successors or assigns may, in addition to any other rights and remedies existing in their favor, enforce their rights and the Seller's obligations hereunder by an action or actions for specific performance, injunctive and/or other relief, without any requirement of proving actual damages or posting any bond or other security.

11.11 **Expenses**. Except as otherwise expressly provided herein, if the Closing does not occur, the Seller, the Principals and the Buyer each will pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, brokers or other representatives and consultants and appraisal fees, costs and expenses). Except as otherwise expressly provided herein, if the Closing does occur, the Buyer shall pay all of its own fees, costs and expenses and any Transfer Taxes incurred in connection herewith, which Transfer Taxes shall be documented in reasonable detail and provided to the Buyer within thirty (30) days after the Closing Date. The Seller shall be responsible for any of its fees, costs and expenses and any Transfer Taxes for which the Seller does not have sufficient documentation. The Seller will prepare and file, on or before the due dates thereof, any required Tax Returns or Tax forms with respect to any Transfer Taxes imposed by any Taxing jurisdiction by reason of the transactions contemplated by this Agreement. The Buyer agrees to cooperate with the Seller in connection with the preparation and filing thereof and to provide any certificates of the Buyer that may be necessary to claim exemption from or a reduction of any Transfer Tax. If valuations of any property or leases are required to determine the amount of any Transfer Taxes, the Seller and the Buyer will reasonably determine such valuations, and the Parties agree that they will not take (or cause to be taken) any position inconsistent with such valuations in connection with any Tax Return or otherwise.

11.12 **Parties in Interest**. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors and permitted assigns any rights or remedies under or by virtue of this Agreement.

11.13 **Generally Accepted Accounting Principles**. Where any accounting determination or calculation is required to be made under this Agreement, such determination or calculation (unless otherwise provided) will be made in accordance with GAAP and, to the extent consistent therewith, the accounting policies employed by the Seller in the preparation of the Latest Balance Sheets.

11.14 **Waiver of Jury Trial**. AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH PARTY EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement as of the date first written above.

LIBERTY CAPITAL ASSET MANAGEMENT, INC.

By:  _____

Name: Michael A. Barron

Title: CEO

LAS VEGAS RAILWAY EXPRESS

By:  _____

Name: John M Zullikin

Title: President



NOTARY PUBLIC
STATE OF NEVADA
County of Clark
ALAN PHAN
No 07-1839-1
My Appointment Expires Feb. 1, 2011



Alan Phan

BUSINESS PLAN

See attached.

FORM OF BILL OF SALE

See attached.

EXHIBIT C

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

See attached.

NON-ASSUMED CONTRACTS

See attached

CONSENT

See attached

TAX MATTERS

See attached

ASSUMED CONTRACTS

See atached

PROPRIETARY RIGHTS

See attached

AFFILIATE TRANSACTIONS

See attached

SCHEDULE 7

LITIGATION FOR BUYER

See attached